

Pat Wall · 3rd

Adjunct Faculty, Innovation Coach at Rochester Institute of
Technology

Rochester, New York Area · 380 connections · **Contact info**

 **Rochester Institute (**
Technology

 **North Carolina State**
University

Experience



Adjunct Faculty, Innovation Coach
Rochester Institute of Technology
Jan 2017 – Present · 3 yrs 3 mos
Rochester, New York

Coach student teams in Applied Entrepreneurship and Commercialization (MGMT 470) and the
Saunders Summer Startup programs. Drawing on my background in innovation research,
ethnographic methods and user experience design, I work with student teams as they develop
their business concepts.

Manager, Work Practice & Technology
PARC
2014 – Apr 2016 · 2 yrs
Webster, New York



Xerox
35 yrs 10 mos



Research Ethnographer
Jan 1992 – Apr 2016 · 24 yrs 4 mos



User Interface Designer
Jul 1980 – Jan 1992 · 11 yrs 7 mos

Area Manager, Ethnographer
Xerox Webster Research Center
2001 – 2014 · 13 yrs

Education



North Carolina State University
ms, human factors
1978 – 1980

Skills & Endorsements

Cross-functional Team Leadership · 28

 Endorsed by **4 of Pat's colleagues at Rochester Institute of Technology**

Program Management · 18

 Endorsed by **2 of Pat's colleagues at Rochester Institute of Technology**

Product Management · 15

 Endorsed by **2 of Pat's colleagues at Rochester Institute of Technology**

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